Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADS Media Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Class of Securities)

00100X106
(CUSIP Number)

James D. Schell	**With a copy to:**
15454 Tradesman	**Lee Polson**
San Antonio, Texas 78249	**Strasburger & Price, L.L.P.**
(210) 655-6613	**600 Congress Ave., Ste. 2600**
	Austin, Texas 78701
	(512) 499-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2003, January 31, 2003, February 6, 2003, February 18, 2003
(Date of Event which Requires Filing of this Statement)

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(1) **Names of Reporting Persons:**
James D. Schell
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(2) **Check the appropriate box if a member of a group:**
(a) [ ]
(b) [X]
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(3) **SEC Use Only**

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(4) **Source of Funds:**
PF
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(5) **Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).**
[ ]
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(6) **Citizenship or place of organization:**
Texas

Number of shares beneficially owned by each person with:

(7)	**Sole voting power**	James D. Schell	1,698,527 Shares Common
(8)	**Shared voting power**	None	
(9)	**Sole dispositive power**	James D. Schell	1,698,527 Shares Common
(10)	**Shared dispositive power**	None	

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(11) **Aggregate amount beneficially owned by each reporting person.**
James D. Schell   1,698,527 Shares Common
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(12) **Check if the aggregate amount in row (11) excludes certain shares**
[ ]
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(13) **Percent of class represented by amount in Row (11)**
8.64% (*See* Item 5 for calculation of outstanding shares.)
----
(14) **Type of reporting person:**
IN

Item 1   Security and Issuer

This report relates to the common stock, par value $0.001 per share, of ADS Media Group, Inc. ("ADSM") formerly known as National Health & Safety Corporation ("NHLT"), located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746. On January 30, 2003, the shareholders of NHLT approved amendments to the Articles of Incorporation which effected, as of February 6, 2003, a one for one hundred reverse stock split and a change of NHLT's name to ADS Media Group, Inc. ADSM was then acquired by Alternative Delivery Solutions, Inc. ("ADS") on January 31, 2003.

Item 2   Identity and Background

James D. Schell, a Texas resident, is a director and president of ADS, and a director, executive vice president, secretary and treasurer of ADSM. Mr. Schell has not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3   Source and Amount of Funds or Other Consideration

James D. Schell received 1,698,527 (post reverse split) shares of ADSM in exchange for his shares in ADS.

Item 4   Purpose of Transaction

James D. Schell received 1,698,527 (post reverse split) shares of ADSM in exchange for his shares in ADS, as a result of the Stock Exchange Agreement by and between ADSM and ADS.

Item 5   Interest in Securities of the Issuer

The response to Item 5 is deleted in its entirety and replaced with the following:

Person:	James D. Schell
No. Shares Owned:	1,698,527 Shares of Common Stock
Percent of Outstanding shares (1)	8.64%
Common stock outstanding at February 18, 2003	19,666,780

Item 6   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4.

Item 7   Exhibits

1. Stock Exchange Agreement and Amendments 1 and 2 to the Stock Exchange Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

James D. Schell

Date: February 18, 2003   _James D. Schell_____